UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D

                             Horizon Offshore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44043J105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Bryant R. Riley
                              B. Riley & Co., Inc.
                            11100 Santa Monica Blvd.
                                    Suite 800
                              Los Angeles, CA 90024
                                 (310) 966-1444
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 31, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

                                 (Page 1 of 10)

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 2 of 10 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     SACC Partners, LP; Riley Investment Management LLC; B. Riley & Co., Inc.;
     B. Riley & Co. Retirement Trust; Bryant R. Riley; Carleen Riley
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC,PF,OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             5,771,271.54
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     5,771,271.54
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,771,271.54
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     6.3%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN,IA,BD,EP,IN,IN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 3 of 10 Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Richard Riley
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF,OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               29,843.58
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     29,843.58
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     29,843.58
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     0.0%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 4 of 10 Pages
--------------------------------------------------------------------------------

INTRODUCTION

         Pursuant to a Recapitalization Letter Agreement (the "Recap Agreement"; filed as Exhibit 7(a) hereto), dated March 31, 2005, among Horizon Offshore, Inc., a Delaware corporation (the "Issuer"), the Fund and the other holders of the Issuer's subordinated notes (the "Subordinated Notes"), the holders (including SACC Partners, LP ("SACC"), B. Riley & Co. Inc., ("BRC"), B. Riley & Co. Retirement Trust ("BRCRT"), Bryant R. Riley, Carleen Riley and Richard Riley) of the Subordinated Notes agreed to exchange $84,972,823 aggregate principal amount of Subordinated Notes and 1,400 shares of the Issuer's outstanding Series A redeemable participating preferred stock (the "Series A Preferred Stock") for 60 million shares of the Issuer's common stock, par value $1.00 per share (the "Common Stock") and one million shares of a new series of the Issuer's Series B mandatorily convertible preferred stock (the "Series B Preferred Stock"). The Series B Preferred Stock is not entitled to any dividend or voting rights (except as required by the Delaware General Corporation Law), but will be mandatorily convertible into shares of Common Stock upon the amendments to the Issuer's certificate of incorporation as described below. The shares of Common Stock and Series B Preferred Stock are expected to be issued shortly, subject to certain largely ministerial actions required to be taken by the Issuer. The shares of Common Stock and Series B Preferred Stock will also be issued in consideration of the holders of the Subordinated Notes having consented to a new $70 million term loan senior secured financing agreement (the "Financing Agreement"), dated as of March 31, 2005, among the Issuer, each of its subsidiaries party thereto, Manchester Securities Corp., as collateral and administrative agent, and the other lenders specified therein, release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that are expected to remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reducing their interest rate to 8% per annum payable-in-kind, and, if applicable, participating in the financing transaction as a lender. In addition, certain of the holders of the Subordinated Notes participated in the Financing Agreement as lenders. Certain of the Reporting Persons under this
Schedule 13D participated in the Financing Agreement in the following amounts (and are entitled to receive the following shares of Common Stock and/or Series B Convertible Preferred Stock):

----------------------------------------------------------------------------------------------------------------------
       Reporting Person             Financing Agreement         Initial Common Stock         Series B Convertible
                                        Commitment                                              Preferred Stock
----------------------------------------------------------------------------------------------------------------------
B. Riley & Co. Retirement                        $80,000.00                    70,042.69                     1,167.38
Trust
----------------------------------------------------------------------------------------------------------------------
B. Riley & Co.                                  $350,000.00                   459,042.41                     7,650.71
----------------------------------------------------------------------------------------------------------------------
Bryant and Carleen Riley                         $50,000.00                    48,253.22                       804.22
----------------------------------------------------------------------------------------------------------------------
SACC Partners, LP                             $4,520,000.00                 5,193,933.22                    86,565.55
----------------------------------------------------------------------------------------------------------------------
Richard Riley                                         $0.00                    29,843.58                       497.39
----------------------------------------------------------------------------------------------------------------------

         The Issuer has agreed to call a meeting of its stockholders, to be held not earlier than September 15, 2005 nor later than October 31, 2005, to amend the Issuer's certificate of incorporation to increase the number of authorized shares of Common Stock to accommodate the conversion of the Series B Preferred Stock described above, to reduce or eliminate any par value for the shares of Common Stock. Upon these amendments to the Issuer's certificate of incorporation, the Series B Preferred Stock will be automatically converted into shares of Common Stock. The conversion rate will be set such that the total outstanding Common Stock issued in the recapitalization transactions (the

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 5 of 10 Pages
--------------------------------------------------------------------------------

initial 60 million shares plus the shares issued upon conversion of the Series B Preferred Stock) will represent an aggregate of 95% of the Issuer's Common Stock on a fully diluted basis (which calculation excludes out-of-the-money director and employee stock options), pro forma for the recapitalization transactions and certain other transactions described in the Recap Agreement. Each party to the Recap Agreement has agreed to exercise any voting power it may have to approve the amendments to the Issuer's certificate of incorporation, and to execute such documentation and take such other action as may reasonably be required in connection therewith. The parties to the Recap Agreement hold a sufficient number of shares to ensure adoption of the amendments to the Issuer's certificate of incorporation.

         The Issuer also agreed to enter into a registration rights agreement covering resales of the remaining Subordinated Notes and all Common Stock issued or to be issued in the recapitalization transactions. This registration rights agreement is expected to be substantially similar to the registration rights agreement entered into in March 2004, covering resales of certain warrants issued by the Issuer in March 2004.

         The Reporting Persons will file an amendment to this Schedule 13D to reflect the issuance of Common Stock upon the subsequent conversion of the Series B Preferred Stock into Common Stock.

Item 1.   Security and Issuer

         The class of equity securities to which this Statement relates is the Common Stock of the Issuer, the principal executive offices of which are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042.

Item 2.   Identity and Background

         (a) SACC Partners, LP (Delaware limited partnership); Riley Investment Management LLC (Delaware limited liability company); B. Riley & Co., Inc. (Delaware corporation); B. Riley & Co. Retirement Trust (employee benefit plan); Mr. Bryant R. Riley (individual residing in California); Mrs. Carleen Riley (individual residing in California); Mr. Richard Riley (individual residing in California)

         (b) The principal address for all Reporting Persons is: 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025.

         (c) Mr. Riley owns all of the outstanding shares of BRC, an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of RIM, an SEC registered investment adviser. RIM is the investment adviser to and general partner of SACC. Mr. Riley is also a Trustee of BRCRT. Bryant Riley (Chief Executive Officer BRC and RIM) and Carleen Riley
(homemaker) own their joint account with rights of survivorship. Richard Riley is retired.

         (d) N/A

         (e) N/A

(f)      United States

Item 3.   Source and Amount of Funds or Other Consideration

         Pursuant to the Recap Agreement, BRC, BRCRT, Bryant and Carleen Riley, Richard Riley and SACC will exchange approximately $862,694, $95,789, $95,789, $239,473 and $4,032,589, respectively, in aggregate principal amount of Subordinated Notes for a portion of the Common Stock and Series B Preferred Stock to be received by

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 6 of 10 Pages
--------------------------------------------------------------------------------

such Reporting Person. In addition, the Reporting Persons provided the resepective amounts set forth under "Financing Agreement Commitment" in "Introduction" above, under the senior secured financing agreement with the Issuer. The funds provided to the Issuer came from the following sources:

        o        SACC - partnership funds
        o        BRC - BRC corporate funds
        o        BRCRT - funds deposited into the trust
        o        Bryant and Carleen Riley - personal funds
        o        Richard Riley - personal funds

Item 4.   Purpose of Transaction

         The Reporting Persons are acquiring and intend to hold the shares of Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, other investment opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action, including, among other things, (i) the sale of all or a portion of the shares held by the Reporting Persons, (ii) the acquisition of shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, or (iii) sale of all or a portion of the Shares owned by the Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise. Other than as described above and in "Introduction" above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the 32,252,658 shares of Common Stock outstanding on March 28, 2005, as reported in the Issuer's annual report on Form 10-K for the year ended December 31, 2004) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

----------------------------------------------------------------------------------------------------------------------------
    Reporting Person         No. of Shares     Percentage            Power to Vote                  Power to Dispose
                             Beneficially       of Class
                                 Owned
                                                                 Shared           Sole            Shared           Sole
----------------------------------------------------------------------------------------------------------------------------
SACC Partners, LP               5,193,933.22           5.6%     5,193,933.22              0      5,193,933.22             0
----------------------------------------------------------------------------------------------------------------------------
BRC                               459,042.41           0.0%       459,042.41              0        459,042.41             0
----------------------------------------------------------------------------------------------------------------------------
BRCRT                              70,042.69           0.0%        70,042.69              0         70,042.69             0
----------------------------------------------------------------------------------------------------------------------------
RIM                             5,193,933.22           5.6%     5,193,933.22              0      5,193,933.22             0
----------------------------------------------------------------------------------------------------------------------------
Bryant Riley                    5,771,271.54           6.3%     5,771,271.54              0      5,771,271.54             0
----------------------------------------------------------------------------------------------------------------------------
Carleen Riley                      48,253.22           0.0%        48,253.22              0         48,253.22             0
----------------------------------------------------------------------------------------------------------------------------
Richard Riley                      29,843.58           0.0%                0      29,843.58                 0     29,843.58
----------------------------------------------------------------------------------------------------------------------------

         SACC owns 5,193,933.22 shares of Common Stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 7 of 10 Pages
--------------------------------------------------------------------------------

role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 5,193,933.22 shares held by SACC, representing approximately 5.6% of the outstanding Common Stock.

         BRC owns 459,042.41 shares of Common Stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 459,042.41 shares of Common Stock, representing 0.0% of the outstanding Common Stock.

         BRCRT owns 70,042.69 shares of Common Stock. Because Mr. Riley has voting and investment power over BRCRT's security holdings, both BRCRT and Mr. Riley may be deemed to have beneficial ownership of the 70,042.69 shares of Common Stock, representing 0.0% of the outstanding Common Stock.

         Bryant and Carleen Riley directly own 48,253.22 shares of Common Stock in their personal joint account, representing 0.0% of the outstanding Common Stock.

         With respect to all of the shares that are held by each of SACC, BRC and BRCRT, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares. Bryant and Carleen Riley share the power to vote and dispose or direct the disposition of the shares in their joint account.

         Richard Riley directly owns 29,843.58 shares of Common Stock. Richard Riley is the father of Bryant Riley.

         All Reporting Persons other than Richard Riley disclaim any beneficial interest in the shares owned by Richard Riley, and vice versa. Carleen Riley disclaims any beneficial interest in any shares other than those owned by Bryant Riley and Carleen Riley jointly. In addition, although the Reporting Persons have interests which may be generally aligned with other parties to the Recap Agreement (and all such parties have agreed to vote their shares in a particular manner), the Reporting Persons disclaim any beneficial interest in the shares held by any other parties to the Recap Agreement.

         (c) None of the Reporting Persons, described in paragraph (a) of this
Item 5, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         a. The Recap Agreement. The Recap Agreement is described/referred to in the Introduction and Items 3 and 5 of this Schedule 13D.

         b. The Financing Agreement. Pursuant to the Financing Agreement, the lenders under the Financing Agreement extended credit to the Issuer consisting of (a) a $30 million senior secured term loan A facility bearing interest at 15%

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 8 of 10 Pages
--------------------------------------------------------------------------------

per annum, payable monthly 10% in cash and 5% paid-in-kind, maturing on March 31, 2007, and requiring a monthly principal payment of $500,000 beginning July 2005 and (b) a $40 million senior secured term loan B facility, bearing interest at 10% per annum, payable monthly 8% in cash and 2% paid-in-kind and maturing on March 31, 2007. The Issuer paid a $1.4 million closing fee in connection with the Financing Agreement, and is required to pay quarterly, in cash, a loan servicing fee of 0.5% per annum based upon the aggregate unpaid principal balance of the loans. Upon an event of default under the Financing Agreement, the interest rate on each loan increases 2%, payable in cash on demand.

         The loans under the Financing Agreement are collateralized by the pledge of the Issuer's equity interests in its subsidiaries that are loan parties to the Financing Agreement, the Issuer's accounts receivable, first or second mortgages on all of the Issuer's vessels, second liens on the Issuer's Port Arthur and Sabine marine facilities, the cash securing the letter of credit under the Issuer's contract with the Israel Electric Corporation, the Issuer's outstanding claims and receivables from Pemex and Williams, and our future assets. The term loan A is repaid from the collateral securing the new senior secured credit facility in priority to the term loan B. The holders of the Subordinated Notes agreed to release the collateral that secured the Subordinated Notes in favor of the lenders under the Financing Agreement.

         The Financing Agreement has covenants that, among other things, subject to a few limited exceptions, require the Issuer to grant the lenders a security interest in any property the Issuer acquires and restrict the Issuer's ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments, pay dividends, make payments and settle its Pemex claims without the consent of the lenders under the Financing Agreement. The Financing Agreement also has the same financial covenants as the Issuer's existing credit facilities, which were amended in connection with the recapitalization and financing transactions described above. In addition, any events of default under the Financing Agreement could result in acceleration of the Issuer's indebtedness.

         The descriptions of the Recap Agreement and the Financing Agreement contained in this Schedule 13D are qualified in their entirety by the complete text of the documents, copies of which are filed as exhibits to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7(a). Recapitalization Letter Agreement, dated as of March 31, 2005, by and among the Issuer and the holders of Subordinated Notes specified therein (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(b). Financing Agreement, dated as of March 31, 2005, by and among the Issuer, Horizon Offshore Contractors, Inc. and Horizon Vessels, Inc., as borrowers, the guarantors specified therein, Manchester Securities Corp., as agent, and the other lenders specified therein (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(c). Joint Filing Agreement, dated as of April 11, 2005, among SACC, RIM, BRC, BRCRT, Bryant Riley, Carleen Riley and Richard Riley.

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  CUSIP No. 44043J105              13D                    Page 9 of 10 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date: April 11, 2005


                                            SACC PARTNERS, LP
                                            By: Riley Investment Management LLC,
                                            its General Partner


                                            By:/s/Bryant R. Riley
                                               ---------------------------------
                                            Name: Bryant R. Riley
                                            Title: President


                                            RILEY INVESTMENT MANAGEMENT LLC


                                            By:/s/Bryant R. Riley
                                               ---------------------------------
                                            Name: Bryant R. Riley
                                            Title: President


                                            B. RILEY & CO., INC.


                                            By:/s/Bryant R. Riley
                                               ---------------------------------
                                            Name: Bryant R. Riley
                                            Title: Chief Executive Officer


                                            B. RILEY & CO. RETIREMENT TRUST


                                            By:/s/Bryant R. Riley
                                               ---------------------------------
                                            Name: Bryant R. Riley
                                            Title: Trustee

--------------------------------------------------------------------------------
  CUSIP No. 44043J105              13D                    Page 10 of 10 Pages
--------------------------------------------------------------------------------

                                            BRYANT R. RILEY


                                            By:/s/Bryant R. Riley
                                               ---------------------------------
                                            Name: Bryant R. Riley


                                            CARLEEN RILEY


                                            By:/s/ Carleen Riley
                                               ---------------------------------
                                            Name: Carleen Riley


                                            RICHARD RILEY


                                            By:/s/ Richard Riley
                                               ---------------------------------
                                            Name: Richard Riley

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing by SACC Partners, LP on behalf of all of the undersigned of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $1.00 per share, of Horizon Offshore, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 11, 2005.

                        SACC PARTNERS, LP
                        By: Riley Investment Management LLC, its General Partner


                        By: /s/ Bryant R. Riley
                        -----------------------------------------------------
                        Name: Bryant R. Riley
                        Title: President


                        RILEY INVESTMENT MANAGEMENT LLC


                        By: /s/ Bryant R. Riley
                        -----------------------------------------------------
                        Name: Bryant R. Riley
                        Title: President


                        B. RILEY & CO., INC.


                        By: /s/ Bryant R. Riley
                        -----------------------------------------------------
                        Name: Bryant R. Riley
                        Title: Chief Executive Officer

                        B. RILEY & CO. RETIREMENT TRUST


                        By: /s/ Bryant R. Riley
                        -----------------------------------------------------
                        Name: Bryant R. Riley
                        Title: Trustee


                        BRYANT R. RILEY


                        By: /s/ Bryant R. Riley
                        -----------------------------------------------------
                        Name: Bryant R. Riley


                        CARLEEN RILEY


                        By: /s/ Carleen Riley
                        -----------------------------------------------------
                        Name: Carleen Riley


                        RICHARD RILEY


                        By: /s/ Richard Riley
                        -----------------------------------------------------
                        Name: Richard Riley